UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

333-249906-04

(Commission File Number)

Volkswagen Auto Lease Trust 2024-A
(Exact name of Issuing Entity as specified in its charter)

Volkswagen Auto Lease/Loan Underwritten Funding, LLC
(Depositor and Transferor of Transaction SUBI Certificate to the Issuing Entity)
(Exact name of registrant as specified in its charter)

VW Credit Leasing, Ltd.

(Issuer with respect to the Transaction SUBI Certificate)

State of Delaware (State or other jurisdiction of incorporation or organization)	93-6969492 (I.R.S. Employer Identification No.)

1950 Opportunity Way, Suite 1500 Reston, Virginia (Address of principal executive offices of registrant)	20190 (Zip Code)

(703) 364-7000

(Registrant’s address, including zip code, and telephone number, including area code)

Volkswagen Auto Lease Trust 2024-A

5.516% Auto Lease Asset Backed Notes, Class A-1

5.40% Auto Lease Asset Backed Notes, Class A-2-A

SOFR Rate + 0.47% Auto Lease Asset Backed Notes, Class A-2-B

5.21% Auto Lease Asset Backed Notes, Class A-3

5.20% Auto Lease Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:October 21, 2026	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

	By:	/s/ Jens Schreiber
Name: Jens Schreiber
Title: Chief Financial Officer

	By:	/s/ Jodi Jay
Name: Jodi Jay
Title: Assistant Treasurer

VW Credit Leasing, Ltd.
By: VW Credit, Inc., as Administrator

	By:	/s/ Jens Schreiber
Name: Jens Schreiber
Title: Treasurer

	By:	/s/ Jodi Jay
Name: Jodi Jay
Title: Assistant Treasurer

Volkswagen Auto Lease Trust 2024-A
By: VW Credit, Inc., as Administrator

	By:	/s/ Jens Schreiber
Name: Jens Schreiber
Title: Treasurer

	By:	/s/ Jodi Jay
Name: Jodi Jay
Title: Assistant Treasurer